Exhibit 11

Fully Diluted Earnings Per Common Share and Fully Diluted Average
Common Shares Outstanding


         For fully diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends. This adjusted net income is divided by the weighted average number of common shares outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effect of convertible preferred stock is excluded from the computation of fully diluted earnings per share in periods in which the effect would be antidilutive.

         Fully diluted earnings per common share was determined as follows (shares in thousands, dollars in millions except per-share information):




                                                        Three Months Ended
                                                            March 31
                                                      ----------------------
                                                        1997       1996
                                                      -------    -------
Average common shares outstanding                     730,413    600,558


Dilutive effect of
           Convertible preferred stock                  3,896      4,526
           Stock options                               18,082      5,861
                                                      -------    -------

Total fully dilutive shares                           752,391    610,945
                                                      =======    =======

Income available to common shareholders              $    705   $    509
Preferred dividends paid on dilutive convertible
            preferred stock                                 2          2
                                                     -------------------
Total net income available for common shareholders
            adjusted for full dilution               $    707   $    511
                                                     ========   ========
Fully diluted earnings per share                     $   0.94   $   0.84
                                                     ========   ========


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